EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

October 15, 2021

AVINO ANNOUNCES Q3 2021 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) reports that production of 285,464 silver equivalent ounces*, consisting of 77,935 ounces of silver, 1,183 ounces of gold, and 685,535 pounds of copper, was achieved in the third quarter 2021 from its Avino Mine property near Durango, Mexico.

“We are very pleased to announce our third quarter production results which followed a period of operational closure,” said David Wolfin, President and CEO of Avino. “The entire Avino team worked tremendously hard to assist in the resumption of operations in August, and successfully achieve production for the quarter. Moving forward, we aim to steadily increase production to reach the levels established prior to the closure. I am also thrilled that training programs are ongoing at the mine as we look to further build a local workforce.”

2021 Third Quarter Highlights

•

Avino Mine successfully recommenced operations: Underground mining operations are now hauling between 1,000 and 1,500 tpd to surface on a daily basis, with the mill operating at a similar capacity. The Company is working towards achieving pre-shutdown levels of mine and mill production. Current plant capacity remains at 2,500 tpd.

•	Increase in overall feed grades from the Avino Mine: Silver, gold and copper grades increased by 16%, 138% and 18%, respectively, compared to the last quarterly production period of Q2 2020.

•

Increase in copper recovery rates from the Avino Mine: Copper recovery rose to 94% from 90%, and metal grades across the board where higher when compared to the last quarterly production period of Q2 2020.

During Q3 2021 production came primarily from the Avino Mine. The Company is currently mining and milling from the Avino Mine only. As part of the ramp-up of operations 10,806 tonnes of Historic Above Ground stockpile material having been processed during Q3 2021. Production from this material totaled 15,784 silver equivalent ounces, consisting of 9,336 ounces of silver, 58 ounces of gold, and 12,584 pounds of copper, and there was no comparable production from Q2 2020.

Avino Production Highlights for Q3 2021 (Compared to Q2 2020 – most recent quarter of production)

•	Silver equivalent production increased 70% to 269,680 ounces*
•	Copper production increased by 46% to 672,951 lbs
•	Silver production increased by 36% to 68,599 oz
•	Gold production increased by 179% to 1,125 oz

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*In Q3 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,790 oz Au and $4.25 lb Cu. In Q2 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. Calculated figures may not add up due to rounding.

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October 15, 2021 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2021 Production Results

Consolidated Production Tables

Q3 2021
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	47,452	68,599	1,125	672,951	269,680
Historic Above Ground Stockpiles	10,806	9,336	58	12,584	15,784
Consolidated	58,258	77,935	1,183	685,535	285,464

YTD 2021
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	50,985	72,102	1,171	727,994	285,157
Historic Above Ground Stockpiles	10,806	9,336	58	12,584	15,784
Consolidated	61,791	81,438	1,229	740,578	300,941

Q3 2021
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	50	0.95	0.68	90%	77%	94%
Historic Above Ground Stockpiles	41	0.26	0.12	65%	63%	45%
Consolidated	48	0.83	0.58	86%	75%	85%

YTD 2021
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	49	0.92	0.69	90%	78%	94%
Historic Above Ground Stockpiles	41	0.26	0.12	65%	63%	45%
Consolidated	48	0.81	0.59	86%	75%	85%

Avino Mine Production Highlights1

	Q3 2021	Q2 2020[2]	Quarterly Change	YTD 2021
Total Mill Feed (dry tonnes)	47,452	40,190	18%	50,985
Feed Grade Silver (g/t)	50	43	16%	49
Feed Grade Gold (g/t)	0.95	0.40	138%	0.92
Feed Grade Copper (%)	0.68	0.58	18%	0.69
Recovery Silver (%)	90%	90%	-%	90%
Recovery Gold (%)	77%	79%	-2%	78%
Recovery Copper (%)	94%	90%	5%	94%
Total Silver Produced (oz)	68,599	50,581	36%	72,102
Total Gold Produced (oz)	1,125	404	179%	1,171
Total Copper Produced (Lbs)	672,951	459,767	46%	727,994
Total Silver Equivalent Produced (oz)[3]	269,680	158,286	70%	285,157

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110,806 tonnes of historic above ground stockpiles were processed during Q3 2021 as part of the ramp-up of operations. Production from this material totaled 15,784 silver equivalent ounces, consisting of 9,336 ounces of silver, 58 ounces of gold, and 12,584 pounds of copper, and there was no comparable production from Q2 2020.

2Q2 2020 was the most recent quarter of consolidated production and is most appropriate for comparison purposes.

3In Q3 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,790 oz Au and $4.25 lb Cu. In Q2 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. Calculated figures may not add up due to rounding.

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October 15, 2021 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2021 Production Results

Exploration and Operational Update

Exploration:

At the end of September, a total of 12,179 metres of drilling has been completed at the Avino property. The main areas for the third quarter of exploration include the Oxide Tailings, the area below current mining operations at Avino, as well as the highly prospective area of La Potosina.

Assay results are pending due to long turn around times at the laboratories and will be released once received and interpreted.

Operations:

The Company has been training a local workforce at the mine as it endeavours to support nearby towns and strengthen the collaboration between the surrounding communities and the Company. As a major employer in the area, it is important that there is a steady group of trained mine workers available as we ramp up production. The training programs are aimed at increasing inclusion and diversity, as well as fostering opportunities for both women and men. With this objective in mind, the Company is pleased to have trained its first female scooptram operator.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with the gravimetric finish for the concentrates and the AAS methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: AHK, Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

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October 15, 2021 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2021 Production Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, including but are not limited to, the Company’s ability to meet its production guidance at levels achieved prior to March 31, 2020. prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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